Our File Number: 25922.00015 Writer’s Direct Dial Number: 561-650-0553 Writer’s E-Mail Address: mmitrione@gunster.com

January 16, 2008

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0308
Attn:   Mark Webb, Legal Branch Chief

Re:	Responses to Comments on Amendment No. 1 to the Registration Statement on Form S-4 filed by 1st United Bancorp, Inc. on December 28, 2007
(File No. 333-147505)

Dear Mr. Webb:

          On behalf of 1st United Bancorp, Inc. (“Bancorp”) and Equitable Financial Group, Inc. (“Equitable”), we hereby provide the following responses in reply to the Staff’s comment letter dated January 11, 2008 (the “Comment Letter”) in connection with the above-referenced Registration Statement and certain related documents.

          The responses to the Staff’s comments are numbered to relate to the corresponding comments in the Comment Letter. For your convenience, each of our responses is preceded with an italicized recitation of the corresponding comment set forth in the Comment Letter. In general, the information contained in this correspondence with respect to Bancorp has been furnished by Bancorp and the information contained in this letter with respect to Equitable has been furnished by Equitable.

          Concurrently with the filing of this letter, Bancorp is filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to Registration Statement on Form S-4 (the “Amendment No. 2”), to revise and supplement the disclosure as requested by the Staff in the Comment Letter. In order to facilitate your review, together with a hard copy of this letter, we are forwarding to you copies of Amendment No. 2, which are marked to show changes from Amendment No. 1 to the Registration Statement that was filed with the Commission on December 28, 2007. The page numbers referenced in this correspondence refer to the page number of the Amendment.

Gunster, Yoakley & Stewart, P.A.
Phillips Point · 777 South Flagler Drive, Suite 500 East · West Palm Beach, FL 33401 · 561.655.1980 · Fax: 561.655.5677 · www.gunster.com
FORT LAUDERDALE · JACKSONVILLE · MIAMI · PALM BEACH · STUART · TALLAHASSEE · VERO BEACH · WEST PALM BEACH

Securities and Exchange Commission
Division of Corporation Finance
January 16, 2008

Combined Company Pro Forma Condensed Financial Information (Unaudited)

Notes to the Combined Company Pro Forma Condensed Financial Information (Unaudited)

Note g., page 12

1.	Please revise to disclose how the combined Company expects to recover the $3.4 million deferred tax asset and over what period.

Response: In response to the Staff’s comment, we have revised the disclosure to disclose how the combined company expects to recover the $3.4 million deferred tax asset and over what period. The revised disclosure begins on page 12 in Note g. to the Condensed Consolidated Statement of Financial Condition of the Combined Company Pro Forma Financial Information (Unaudited).

Risk Factors, page 27

General

2.

We note your response to our prior comment no. 5. However, we continue to believe that any discussion of “additional” risks and uncertainties apart from the individual risk factors is confusing. Please revise to delete this language.

Response: In response to the Staff’s comment, we have deleted the language.

Opinion of The Carson Medlin Company, page 32

3.	We note your response to our prior comment no. 8. Please revise the added language to clarify, if true, that the approximately $486,000 fee is contingent upon the successful completion of the merger.

Response: In response to the Staff’s comment, we have added the word “contingent” immediately before the amount of $486,000.

Summary Compensation Table, page 162

4.	As previously requested, please include compensation information in the table for the three most highly compensated executive officers other than the PEO and PFO. See Item 402 of Regulation S-K.

Response: As requested, we have added two additional employees to the summary compensation table.

Securities and Exchange Commission
Division of Corporation Finance
January 16, 2008

Exhibit 8.1

5.	You can limit reliance on your opinion with regard to purpose, but not person. Please revise.

Response: In response to the Staff’s comment, we have deleted the penultimate paragraph in the tax opinion.

Exhibit 99

6.

As previously requested, please file as an exhibit to the registration statement a copy of the Carson Medlin board book for the transaction. Refer to Item 21(c) of Form S-4. You cannot request Rule 83 treatment for information that is required to be filed.

Response: In response to the Staff’s comment, we have filed as Exhibit 99.5 to the registration statement a copy of the Carson Medlin board book for the transaction.

*	*	*

         Please contact me at (561) 650-0553 or Marybeth Bosko at (954) 468-1351, via fax at (561) 671-2425 or 954-523-1722, or via e-mail at mmitrione@gunster.com or mbosko@gunster.com, if you have any comments or questions about this letter.

Very truly yours,

Gunster, Yoakley & Stewart, P.A.

By:	/s/ Michael V. Mitrione

Michael V. Mitrione Vice President